UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017; or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number: 1-14446

TD 401(k) Retirement Plan

c/o TD Bank US Holding Company

One Portland Square

Portland, ME 04104

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

TD 401(k) Retirement Plan

Form 11-K

Years Ended December 31, 2017 and 2016

Ernst & Young LLP 5 Times Square New York, NY 10036	Tel: +1 212 773 3000 ey.com

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the TD 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of TD 401(k) Retirement Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2008.
June 26, 2018

TD 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Noninterest-bearing cash	$20,823	$117,878
Investments, at fair value (see Note 5)	2,822,713,883	2,314,495,526
Total investments	2,822,734,706	2,314,613,404

Notes receivable from participants	56,482,517	50,773,159
Employer core contributions receivable	50,191,074	50,638,165
Employer matching contributions receivable	1,985,987	1,919,906
Total receivables	108,659,578	103,331,230

Net assets available for benefits	$2,931,394,284	$2,417,944,634

See accompanying notes.

TD 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2017	2016
Additions:
Additions to net assets attributed to:
Interest and dividends	$102,554,477	$81,763,811
Net appreciation in fair value of investments	336,627,544	115,819,286
Net investment income	439,182,021	197,583,097

Contributions:
Participant	115,019,534	104,619,897
Employer	108,754,765	104,511,924
Rollovers	16,494,068	19,015,095
Total contributions	240,268,367	228,146,916

Transfer of assets from Albert Fried & Company, LLC 401(k) Plan (see Note 1)	950,531	—
Other income	997,003	1,114,692
Total additions	681,397,922	426,844,705

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	167,534,482	150,816,357
Administrative expenses	413,790	376,966
Total deductions	167,948,272	151,193,323

Net increase in net assets available for benefits	513,449,650	275,651,382

Net assets available for benefits:
Beginning of year	2,417,944,634	2,142,293,252
End of year	$2,931,394,284	$2,417,944,634

See accompanying notes.

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan

The TD 401(k) Retirement Plan (the “Plan”) is a defined contribution plan sponsored by TD Bank US Holding Company (the “Company”), an indirect wholly-owned subsidiary of The Toronto-Dominion Bank. The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Plan document.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). It was originally effective October 1, 1985, and was last amended and restated effective January 1, 2014. The Plan was amended effective January 1 and September 18, 2017, to reduce eligible employee earnings used as the base for a participant’s core contribution determination from $250,000 to $150,000 and for other purposes. Employees are eligible to contribute to the Plan on the first of the month following (or coincident with) completion of one month of service.

On January 3, 2017, Toronto Dominion Holdings (USA), Inc., an indirect subsidiary of The Toronto-Dominion Bank and affiliate of the Company, acquired Albert Fried & Company, LLC (now TD Prime Services LLC). The Albert Fried & Company, LLC 401(k) Plan was merged into and made part of the Plan effective July 3, 2017. Total assets transferred into the Plan were $950,531 which consisted of mutual fund proceeds and outstanding loans measured at fair value. Assets transferred into the Plan were posted to existing participant investment elections, or to the T. Rowe Price Retirement Date fund closest to the relative participant’s sixty-fifth birthday in alignment with the Plan’s Qualified Default Investment Alternative if no elections existed.

Plan Administration

The Plan is administered by The Toronto-Dominion Bank (the “Plan Administrator”). The Plan Administrator has assigned the record-keeping, trustee and custodial responsibilities of the Plan to T. Rowe Price, who also serves as Trustee of the Plan.

Contributions

Participants may contribute to the Plan, on a pre-tax basis, up to 50% of their eligible compensation. Eligible compensation considered for this purpose meets the standards defined by the Internal Revenue Code (the “Code”) for safe harbor plans and includes, but is not limited to, regular earnings, overtime pay, commissions, bonuses and incentives. Participants may also roll

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2017

1. Description of the Plan (continued)

over their account balances from a prior employers’ qualified defined benefit or defined contribution plan.

Participants are eligible for employer matching contributions on the first of the month following (or coincident with) completion of twelve months of service. The employer match was designed to meet the standards for safe harbor treatment as defined by the Code. The Plan matches 100% of participant contributions up to the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. Matching contributions for 2017 and 2016 totaled $58.5 million and $53.9 million, respectively. Participants’ contributions are subject to Code limitation, which was $18,000 for 2017 and 2016. Catch-up contributions (within the meaning of Section 414(v) of the Code) can also be made by participants who reach age 50 during the Plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $6,000 in 2017 and 2016.

The Plan also includes an employer core contribution for all eligible employees. To be eligible for a core contribution, an employee must first complete a year of service with the Company or an affiliate and be at least 21 years of age. Once this requirement is met, a participant is eligible for an allocation for the Plan year if they are employed on the first and last day of the year, and work at least 1,000 hours during the year. The core contribution is determined based on the sum of a participant’s age and years of service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age +Years of Service	Core Contribution (Percentage of Eligible Compensation)
Less than 35	2.0%
35 – 44	2.5%
45 – 54	3.0%
55 – 64	4.0%
65 – 69	5.0%
70 or more	6.0%

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2017

1. Description of the Plan (continued)

The core contributions for 2017 and 2016 were $50.2 million and $50.6 million, respectively. The core contributions were paid to the Plan in February 2018 and 2017, respectively.

Participant Accounts

Each participant’s account reflects the participant’s contributions, rollover, and Company contributions as well as earnings or losses on those contributions. The account has been reduced by withdrawals and any applicable direct expenses.

Vesting

Participant contributions, any safe harbor employer matching contributions, and any earnings thereon are immediately vested.

Participants whose employment is terminated for any reason other than death or becoming disabled prior to reaching Normal Retirement Age, as defined by the Plan, shall have a non-forfeitable interest in the value of their core and transition contributions, and any earnings thereon, in accordance with the following schedule:

Years of Service (as defined by the Plan)	Vested Percentage

Less than three years	0%
Three or more years	100%

Notwithstanding the foregoing, any prior Plan balances from merged plans shall continue to vest in accordance with their respective vesting schedules.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2017

1. Description of the Plan (continued)

Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their accounts, excluding balances related to core or transition contributions. The minimum amount that a participant may borrow is $1,000 and the maximum is equal to the lesser of $50,000 or 50% of the account balance. Loans must be paid over a period of up to five years (up to 15 years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a fixed rate established by the Plan Administrator based on the Prime Rate as reported in The Wall Street Journal on the date that the loan application is processed. Interest rates range from 3.25% to 9.25% on loans outstanding at December 31, 2017 and 2016. Principal and interest are paid through payroll deductions.

Benefits

Participants may elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59½, participants may withdraw all or part of their total account balance. In the event of a qualifying hardship, participants may withdraw their participant contributions, rollover contributions, certain balances from prior Plans (as further defined in the Plan document), and related earnings.

Upon termination of employment or retirement, participants can elect to take a lump sum distribution or leave their account balance in the Plan. If the participant’s vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, a common collective trust fund (the T. Rowe Price Stable Value Common Trust Fund) and common shares of The Toronto-Dominion Bank. Effective January 1, 2014, a participant’s investment direction with respect to future contributions and the reinvestment of all or a portion of their account shall be subject to a 20 percent limitation on investment in the common shares of The Toronto-Dominion Bank.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2017

1. Description of the Plan (continued)

Forfeitures

Amounts in which the participant does not have a vested interest shall be forfeited by the participant after five consecutive one-year breaks in service, as defined by the Plan document. At December 31, 2017 and 2016, forfeited non-vested accounts from terminated employees totaled $549,071 and $1,152,556, respectively, and were maintained in a separate account and are available to offset future employer contributions. For the years ended December 31, 2017 and 2016, employer contributions were reduced by $524,429 and $1,076,863, respectively, from forfeited accounts.

Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank common shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of Plan participants’ shares for which instructions have not been given by a participant.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting.

Reclassification

Certain amounts in other income in the prior period have been reclassified to conform to the current year presentation.

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2017

2. Summary of Significant Accounting Policies (continued)

from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expense

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. Administrative expenses that were paid directly by the Plan totaled $413,790 and $376,966 for the years ended December 31, 2017 and 2016, respectively. Fees for recordkeeping services and investment management were paid by Plan participants indirectly through the Plan’s investment return.

Accounting Changes

There is no new guidance that significantly impacted the Plan for the year ended December 31, 2017, nor is any anticipated to have a significant impact on the Plan in future years.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2017

3. Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (the “IRS”) dated October 27, 2014 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. A qualified Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

US GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and Trustee for the Plan. T. Rowe Price serves as a directed Trustee who will act based on direction of the Plan Administrator or participants, as appropriate.

Company contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

5. Fair Value Measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2017

5. Fair Value Measurements (continued)

restriction on the sale or use of an asset, and the risk of non-performance.

US GAAP establishes a three-level fair value hierarchy based on the nature of data inputs for fair value disclosure. This hierarchy requires maximum use of observable inputs, and minimum use of unobservable inputs when measuring fair value. These levels are as follows:

Level 1                                Quoted market prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities. Level 1 instruments include equity securities and mutual funds that are traded in an active exchange market.

Level 2                                Observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3                                Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 as compared to those used at December 31, 2016.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end as reported in the active market.

The Common Collective Trust is reported by the issuer at fair value based on the value of the underlying investments divided by the number of units outstanding, less liabilities, to arrive at net asset value (“NAV”) per unit. NAV is used as a fair value practical expedient. There are no restrictions on redemptions from the collective trust.

The methods described above may produce a fair value calculation that may not be indicative of

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2017

5. Fair Value Measurements (continued)

net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016. There were no changes between levels for the years ended December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual Funds	$2,398,476,002	$—	$—	$2,398,476,002
Common Stock	180,266,950	—	—	180,266,950
Total assets in the fair value hierarchy	$2,578,742,952	—	—	$2,578,742,952
Investments measured at net asset value — Common Collective Trust				243,970,931
Investments at fair value				$2,822,713,883

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual Funds	$1,916,371,295	$—	$—	$1,916,371,295
Common Stock	160,254,362	—	—	160,254,362
Total assets in the fair value hierarchy	$2,076,625,657	—	—	$2,076,625,657
Investments measured at net asset value — Common Collective Trust				237,869,869
Investments at fair value				$2,314,495,526

6. Related-Party Transactions

The Plan owned 3,077,279 and 3,247,960 common shares of The Toronto-Dominion Bank, valued at $180,266,950 and $160,254,362 at December 31, 2017 and 2016 respectively, from which the Plan received dividends of $5,760,770 and $5,356,996 for years ended December 31, 2017 and 2016, respectively. Certain Plan investments were managed and held in trust by T. Rowe Price during 2017 and 2016. Consequently, T. Rowe Price is a party-in-interest.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2017

7. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of participants on such date.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net investment income for the year ended December 31, 2017 per the financial statements to Form 5500:

2017

Net investment income per the financial statements	$439,182,021
Add: Other income presented on financial statements	997,003
Net investment income per Form 5500	$440,179,024

Supplemental Schedule

TD 401(k) Retirement Plan

Plan No. 003      EIN 01-0437984

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Party in Interest	Identity of Issue	Number of Shares/Units Description/Asset	Current Value

Mutual Funds:
*	TRP Blue Chip Growth Fund	Registered investment company 2,289,667 shares	$220,517,925
	Dodge & Cox Stock Fund	Registered investment company 1,361,562 shares	277,227,655
*	Epoch Global Equity Shareholder Yield Fund, Institutional	Registered investment company 645,414 shares	7,622,337
*	TDAM Core Bond Institutional	Registered investment company 201,717shares	2,001,030
	PIMCO Total Return Fund, Inst.	Registered investment company 6,262,152 shares	64,312,304
*	TRP Retirement Balanced Fund, Inv.	Registered investment company 682,116 shares	10,497,765
*	TRP Government Money	Registered investment company 25,292 shares	25,292
	Vanguard Institutional Index Fund	Registered investment company 980,875 shares	238,803,785
	Vanguard Total Bond Market Index, Institutional	Registered investment company 4,236,338 shares	45,540,635
	Vanguard Development Markets Index Fund, Inst.	Registered investment company 2,576,043 shares	37,172,306
	MFS Institutional International Equity Fund	Registered investment company 3,116,941 shares	79,357,322
*	TRP Retirement 2005 Fund	Registered investment company 843,654 shares	11,515,873
*	TRP Retirement 2010 Fund	Registered investment company 1,467,343 shares	26,823,041
*	TRP Retirement 2015 Fund	Registered investment company 4,606,169 shares	69,000,412
*	TRP Retirement 2020 Fund	Registered investment company 7,840,050 shares	176,714,723
*	TRP Retirement 2025 Fund	Registered investment company 14,015,742 shares	246,536,896

Party in Interest	Identity of Issue	Number of Shares/Units Description/Asset	Current Value

Mutual Funds (continued):
*	TRP Retirement 2030 Fund	Registered investment company 9,816,335 shares	$254,439,407
*	TRP Retirement 2035 Fund	Registered investment company 10,953,476 shares	207,787,446
*	TRP Retirement 2040 Fund	Registered investment company 5,921,523 shares	161,302,291
*	TRP Retirement 2045 Fund	Registered investment company 7,327,465 shares	135,338,273
*	TRP Retirement 2050 Fund	Registered investment company 5,105,465 shares	79,236,817
*	TRP Retirement 2055 Fund	Registered investment company 2,523,023 shares	39,308,703
*	TRP Retirement 2060 Fund	Registered investment company 613,082 shares	7,393,764

Common Stock:
*	The Toronto-Dominion Bank	Common shares — 3,077,279 shares	180,266,950

Common Collective Trust:
*	TRP Stable Value Common Trust Fund	Common collective trust 243,970,931 units	243,970,931
			2,822,713,883

**Notes receivable from participants		Loans granted to Plan participants, varying maturities, interest rates from 3.25% to 9.25%, secured by, at a minimum, 50% of vested account balances	56,482,517

			$2,879,196,400

* Denotes party in interest

** FASB ASU 2010-25 does not consider notes receivable from participants to be investments, whereas the Form 5500 requires that notes receivable from participants be listed as investments.

Note: Cost information has not been included because all investments are participant directed.

Exhibit

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TD 401(K) RETIREMENT PLAN

By:	/s/KATHLEEN G. HARMON
Kathleen G. Harmon
Plan Administrator

Date: June 26, 2018